UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42410

BrilliA Inc

220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On July 30, 2025, Karl-Heinz Barth tendered his resignation as a director, Chairman of Compensation Committee, member of Nominating and Corporate Governance Committee and Audit Committee of BrilliA Inc, (the “Company”), effective July 30, 2025. Karl-Heinz Barth’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On July 31, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Iming Bahari was appointed as the Chair of Compensation Committee, effective July 31, 2025. Iming Bahari has been a director and a member of the Compensation Committee, Audit Committee and Nominating Committee prior to Karl-Heinz Barth’s resignation.

Iming Bahari does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The term shall continue until Iming Bahari’s successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrilliA Inc

Date: August 1, 2025	By:	/s/ Kendrew Hartanto
	Name:	Kendrew Hartanto
	Title:	Chief Financial Officer